EXHIBIT 99.1

Codere Online Nasdaq: CDRO / CDROW First Quarter 2023 Earnings May 11, 2023

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include ( i ) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This Presentation includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable U . S . GAAP or IFRS measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue and Adjusted EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Aviv Sher CEO Today’s Presenters Oscar Iglesias CFO

Corporate presentation Table of Contents 5 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Corporate Overview

1. Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain	30+ years	Codere Group retail track record in Latin American and European markets
2018	Experienced and proven Israel-based digital management team hired to lead Codere Online's expansion	3.3 mm+	Codere Group registered retail player database
5 Core Markets	Currently operating in Spain, Mexico, Colombia, Panama and the City of Buenos Aires	€2.1 bn	Combined TAM of Codere Online Core Markets (Latam)[3]
32% growth	2021 – 2023E Net Gaming Revenue[1] CAGR[2]	€2.4 bn	Combined TAM of Codere Online Expansion Markets (Latam)[4]

The Latin American online sports betting and casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry.

Codere Online is uniquely positioned to become the leading player throughout the region.

1. See page 26 for the definition of Net Gaming Revenue, which is a non-GAAP measure and page 25 for a reconciliation of this and other measures to their most comparable GAAP measures.
2. Figure reflects 2-year CAGR between €83.2 mm in 2021 and €145 mm (midpoint of the €140 - 150 mm) Net Gaming Revenue outlook for 2023.
3. Includes Mexico, Colombia, Panama and Argentina. Source: 2027 estimates based H2GC 2026 projections as of April 2022, except Argentina which reflects Codere Online estimates.
4. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam. Source: Codere Online estimates.

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Corporate Overview

1. Q1 2023 Highlights

Impressive operating results in the first quarter of 2023 with NGR of nearly €40 mm (55% above Q1 2022)

Revenue Growth / Mix

- Consolidated Net Gaming Revenue (NGR) of €39.5 mm in Q1 2023, **+55%** vs. Q1 2022 and **+5%** vs. Q4 2022 despite the tough comp (World Cup)
- 53% of our Q1 2023 NGR was generated from Casino and 47% from Sports Betting

Portfolio KPIs(1)

- ~124k Avg. Monthly Actives **(+22%)** vs. Q1 2022 mainly driven by Mexico **(+48%)**
- Avg. Monthly Spend per Active of **€106 (+27%)** vs. Q1 2022

Cohort KPIs(2)

- ~246k new customer registrations with 80k First Time Deposits in Q1 2023
- 33% Conversion Rate and Cost per Acquisition of **€161**

Argentina Licenses

We have been awarded a license in the Province of Mendoza, where we expect to begin operations in 2023, and continue pursuing a license in the Province of Buenos Aires. We have formally withdrawn from the Province of Córdoba tender process

COO Appointment

- Following Aviv Sher's appointment as CEO in March, Deborah Guivisdalsky has recently been appointed as COO, replacing Mr. Sher

1. See page 26 for the definition of all operating metrics.

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Corporate presentation Table of Contents 8 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Financial Results (Unaudited)

2. Consolidated Net Gaming Revenue and Adj. EBITDA[1]

55% NGR increase in Q1 2023 primarily driven by Mexico and Spain resulting in a significant improvement in Adj. EBITDA

Net Gaming Revenue

Figures in EUR mm	Quarter				LTM				LTM (% Total)		
	Q1-22	Q1-23	Var.	%	Q1-22	Q1-23	Var.	%	Q1-22	Q1-23	Chg. (p.p.)
Spain	13.2	18.4	5.2	39.8%	49.9	65.3	15.4	30.8%	56.6%	47.7%	-8.9
Mexico	10.0	17.6	7.5	75.1%	31.4	58.6	27.2	86.4%	35.7%	42.8%	7.2
Colombia	1.5	2.3	0.8	54.8%	5.2	8.7	3.4	65.5%	6.0%	6.3%	0.4
Other[2]	0.8	1.2	0.4	50.0%	1.6	4.3	2.7	n.m.	1.8%	3.1%	1.3
Total	**25.5**	**39.5**	**14.0**	**54.9%**	**88.2**	**136.9**	**48.7**	**55.2%**	**100.0%**	**100.0%**	**0.0**

Adj. EBITDA

Figures in EUR mm	Quarter				LTM			
	Q1-22	Q1-23	Var.	%	Q1-22	Q1-23	Var.	%
Spain[3]	2.5	6.1	3.5	137.6%	8.9	18.1	9.2	102.6%
Mexico	-7.7	-2.0	5.8	74.8%	-17.3	-22.4	-5.1	-29.4%
Colombia	-1.7	0.4	2.1	125.0%	-4.7	-4.8	-0.1	-1.6%
Other[2]	-1.2	-1.1	0.0	4.1%	-2.8	-7.6	-4.8	n.m.
B2C Adj. EBITDA	**-8.1**	**3.4**	**11.4**	**142.0%**	**-15.9**	**-16.7**	**-0.8**	**-4.8%**
Undistributed B2B / HQ Opex[4]	-5.1	-5.7	-0.6	-12.3%	-15.4	-22.7	-7.3	-47.6%
Adj. EBITDA[5]	**-13.2**	**-2.3**	**10.8**	**82.2%**	**-31.4**	**-39.5**	**-8.1**	**-25.9%**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. Q1-23 LTM figures exclude a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; this annual fee is payable to the DGOJ in January (of the following year) in an amount equal to 0.75% on prior year total amounts wagered, and is included in Gaming Taxes.
4. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
5. Q1 2023 quarterly and LTM figures exclude a €0.5 mm and €3.7 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q1-23 LTM figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. Since Q1 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

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Financial Results (Unaudited)

2. Consolidated Income Statement[1]

Significant improvement in Adj. EBITDA versus Q1 2022 on the back of higher revenues and lower investment in marketing

Consolidated Income Statement

Figures in EUR mm

	Quarter				LTM				Historical Evolution		
	Q1-22	Q1-23	Var.	%	Q1-22	Q1-23	Var.	%	FY-21	FY-22	Q1-23 LTM
Net Gaming Revenue	**25.5**	**39.5**	**14.0**	**54.9%**	**88.2**	**136.9**	**48.7**	**55.2%**	**83.2**	**122.9**	**136.9**
Marketing[2]	-22.1	-19.8	2.2	10.0%	-63.0	-94.7	-31.6	-50.2%	-54.4	-96.9	-94.7
Platform & Content[3]	-8.6	-10.7	-2.1	-24.2%	-29.8	-38.3	-8.4	-28.3%	-27.8	-36.2	-38.3
Gaming Taxes[4]	-3.9	-6.4	-2.5	-63.8%	-13.8	-23.0	-9.2	-66.9%	-13.1	-20.5	-23.0
Personnel	-2.7	-3.8	-1.1	-40.5%	-8.9	-13.3	-4.4	-48.9%	-8.1	-12.2	-13.3
Other	-1.4	-1.1	0.3	23.8%	-4.0	-7.1	-3.1	-77.4%	-3.6	-7.4	-7.1
Adj. EBITDA[5]	**-13.2**	**-2.3**	**10.8**	**82.2%**	**-31.4**	**-39.5**	**-8.2**	**-26.0%**	**-23.8**	**-50.3**	**-39.5**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q1-22	Q1-23	Chg. (p.p.)	Q1-22	Q1-23	Chg. (p.p.)	FY-21	FY-22	Q1-23 LTM
Net Gaming Revenue	**100.0%**	**100.0%**	**0.0**	**100.0%**	**100.0%**	**0.0**	**100.0%**	**100.0%**	**100.0%**
Marketing[2]	-86.5%	-50.3%	36.3	-71.5%	-69.2%	2.3	-65.4%	-78.8%	-69.2%
Platform & Content[3]	-33.8%	-27.1%	6.7	-33.8%	-28.0%	5.9	-33.4%	-29.5%	-28.0%
Gaming Taxes[4]	-15.4%	-16.3%	-0.9	-15.6%	-16.8%	-1.2	-15.7%	-16.7%	-16.8%
Personnel	-10.5%	-9.5%	1.0	-10.1%	-9.7%	0.4	-9.8%	-9.9%	-9.7%
Other	-5.5%	-2.7%	2.8	-4.5%	-5.2%	-0.6	-4.3%	-6.0%	-5.2%
Adj. EBITDA[5]	**-51.8%**	**-5.9%**	**45.8**	**-35.6%**	**-28.9%**	**6.7**	**-28.6%**	**-40.9%**	**-28.9%**

1. FY-21 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items). Figures for 2022 include a reclassification of certain Marketing expenses previously included in Other.
3. Includes payment service provider fees and sports streaming / data feeds.
4. Q1-23 and FY 2022 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021;
5. Q1-23 quarterly and LTM figures and FY 2022 figures exclude a €0.5 mm, €3.7 mm and €3.4 mm, respectively, non-cash provision related to the long term incentive plan for employees. Q1-23 LTM and FY 2022 figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. FY 2021 figures exclude €45.4 mm of non-recurring expenses from the application of IFRS 2 and business combination transaction expenses. Since Q1 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

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172 159 155 154 204 148 200 179 161 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 EUR 2. Consolidated Financial and Operating Metrics (1) 11 Financial Results (Unaudited) 1. 2021 figures exclude .com business ( Greenplay ), which was sold on December 31, 2021 . 2. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 3. Increase in Consolidated CPA due to mix effect. Figures for Q2 - 22 and Q3 - 22 impacted by timing effect of certain marketing inves tments in Mexico. Net Gaming Revenue FTDs Cost per Acquisition (CPA) Avg. Monthly Actives (2) 20.5 20.7 19.8 22.2 25.5 29.2 30.6 37.7 39.5 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 EUR mm 53,051 57,929 53,533 65,050 78,024 84,868 86,252 121,991 79,800 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 # 82,697 81,435 78,017 92,233 101,823 104,614 104,311 141,760 123,902 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 # 55% NGR growth versus Q1 2022 and 5% sequentially despite a 36% reduction in marketing spend versus Q4 2022 2021 Avg : €160 2022 Avg : €182 (3) 22% (13%) 55% 5% 2% (35%)

13.0 12.6 11.6 12.6 13.2 14.1 14.9 17.8 18.4 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 EUR mm 42,791 38,211 33,917 38,186 39,287 36,765 35,191 41,302 40,193 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 # 2. Spain Financial and Operating Metrics 12 Financial Results (Unaudited) Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) 40% Net Gaming Revenue growth in Q1 2023 versus the prior year period driven by higher spend per customer Net Gaming Revenue (LTM) 49.8 60.0 65.3 FY 2021 FY 2022 Q1-23 LTM EUR mm 38,276 38,137 38,363 FY 2021 FY 2022 Q1-23 LTM # Avg. Monthly Actives (1) (LTM) - 1. Avg . Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from reports pri or to Q2 2022 which only included real money sports betting actives. 40% 3% 2% (3%) 20%

2. Mexico Financial and Operating Metrics 13 Financial Results (Unaudited) 6.4 6.4 7.1 7.9 10.0 11.9 12.9 16.3 17.6 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 EUR mm 25,304 22,259 23,153 26,281 33,382 32,253 37,414 50,775 49,556 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 # Q1 2023 Net Gaming Revenue increased 75% versus Q1 2022 driven by both an increase in active customers and spend per customer Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue ( LTM) Avg. Monthly Actives (1) (LTM) 27.9 51.1 58.6 FY 2021 FY 2022 Q1-23 LTM EUR mm 24,249 38,456 42,498 FY 2021 FY 2022 Q1-23 LTM # 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 75% 8% 48% (2%) 59% 83%

4.6 7.9 8.7 FY 2021 FY 2022 Q1-23 LTM EUR mm 2. Colombia Financial and Operating Metrics 14 Financial Results (Unaudited) 0.8 1.4 0.9 1.5 1.5 2.2 1.9 2.3 2.3 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 EUR mm 14,128 20,279 20,043 25,977 24,030 27,967 24,179 38,511 25,162 Q1-21 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 # 55% Net Gaming Revenue growth versus Q1 2022 on the back of significantly higher spend per active Net Gaming Revenue (Quarterly) Avg. Monthly Actives (1) (Quarterly) Net Gaming Revenue ( LTM) Avg. Monthly Actives (1) (LTM) 20,107 28,672 28,955 FY 2021 FY 2022 Q1-23 LTM # 1. Avg. Monthly Actives include real money (i.e. exclude free bets) sports betting and casino actives and will differ from repor ts prior to Q2 2022 which only included real money sports betting actives. 55% - 5% (35%) 43% 72%

Financial Results (Unaudited)

2. Consolidated Balance Sheet, NWC and Cash (31/03/23)

Approximately €49 mm in total cash of which €45 mm is available. Normalized negative NWC position of €22.7 mm

Balance Sheet

Figures in EUR mm

Assets	
Cash & Equivalents	49.4
Financial Assets[1]	8.1
Accounts Receivable	5.1
Current Assets	**62.6**
Other[2]	1.1
Total Assets	63.7
Liabilities & Owners' Equity	
Customer Balances	7.3
Accounts Payable	30.8
Taxes Payable, Net	0.2
Accrued Wages	2.2
Public Warrant Liability	0.9
Deferred Tax Liability[3]	1.0
Total Liabilities	**42.5**
Owners Equity	21.3
Total Liabilities & Owner's Equity	63.7

Net Working Capital (NWC)

Figures in EUR mm

Working Capital - Assets	17.8
Working Capital - Liabilities	40.5
Net Working Capital	-22.7
% Q1 2023 LTM NGR[4]	*-17%*
Working Capital - Assets	
Restricted Cash[5]	4.6
Financial Assets	8.1
Accounts Receivable	5.1
Total	**17.8**
Working Capital - Liabilities	
Customer Balances	7.3
Accounts Payable	30.8
Taxes Payable	0.2
Accrued Wages	2.2
Total	**40.5**

Accounts Payable, Net

Figures in EUR mm

	A/P	(-) A/R	A/P, net Actual	A/P, net Adj.	A/P, net PF
3rd Party	16.0	-0.2	15.8	0.0	15.8
Codere Group	14.9	-4.9	10.0	-2.0	8.0
Total	30.8	-5.1	25.8	-2.0	23.8
Codere Group					
Services Provided[6]	6.0	0.0	6.0	-2.0	4.0
Legal Reorganization[7]	2.2	-0.0	2.2	0.0	2.2
Sub-Total	**8.2**	**-0.0**	**8.2**	**-2.0**	**6.2**
Retail Transactions[8]	6.6	-4.8	1.8	0.0	1.8
Total	**14.9**	**-4.9**	**10.0**	**-2.0**	**8.0**

Cash & Equivalents

Figures in EUR mm, except where otherwise indicated

		USD mm			% Total
Available	44.8	48.7	Europe/Israel	39.1	79%
Restricted	4.6	5.1	Latam	10.3	21%
Total	**49.4**	**53.8**	**Total**	**49.4**	**100%**

1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees).
2. Other includes the €0.9 mm deferred tax asset due to the book expense related to the long term incentive plan for employees and €0.2 mm of intangible assets.
3. Figure reflects Codere Online Luxembourg S.A. deferred tax liability due to the book income from unrealized exchange rate variations.
4. Figure based on Q1 2023 LTM Net Gaming Revenue of €136.9 mm.
5. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions.
6. Figures reflects amounts due to Codere Group pursuant to platform, technology, affiliate and shared services provided by Codere Group to Codere Online.
7. Figures reflect amounts due to/from Codere Group related to on-going segregation of certain Latin American businesses pursuant to the Business Combination.
8. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

15

Financial Results (Unaudited)

3. Consolidated Cash Flow Statement

Q1 2023 Cash Flow Statement

Figures in EUR mm	Q1 2023
Net Income[1]	**-1.3**
Plus: Provision for CIT	0.9
Less: CIT Paid	0.0
Plus: FX Impact on Cash[2]	0.2
Plus: D&A	0.0
Plus: Non-Cash Expenses/(Income)[3]	0.1
Plus: Decr./(Incr.) in NWC	-3.9
Cash Flow from Operations	**-4.0**
Capital Expenditures	0.0
Other	0.0
Cash Flow from Investing	**0.0**
Other	0.0
Cash Flow from Financing	**0.0**
Period Cash Flow	**-4.0**
Available Cash	
Beginning of Period	49.0
Period Cash Flow	-4.0
Less: FX Impact on Cash[2]	-0.2
End of Period	**44.8**

Change in NWC – Q1 2023 Cash Impact

Figures in EUR mm	Dec 2022	Mar 2023	Chg.
Working Capital - Assets	16.1	17.8	-1.7
Working Capital - Liabilities	39.7	40.5	0.8
Net Working Capital (BS)	**-23.6**	**-22.7**	**-0.9**
FX Impact[4]			-3.0
Net Working Capital (CFS)			**-3.9**
Working Capital - Assets			
Restricted Cash	4.8	4.6	0.2
Financial Assets	6.9	8.1	-1.2
Accounts Receivable & Other	4.4	5.1	-0.7
Total	**16.1**	**17.8**	**-1.7**
Working Capital - Liabilities			
Customer Balances	7.4	7.3	-0.1
Accounts Payable	27.0	30.8	3.8
Taxes Payable	3.4	0.2	-3.2
Accrued Wages	1.9	2.2	0.3
Total	**39.7**	**40.5**	**0.8**

1. Net Income includes €0.5 mm non-cash provision related to the long term incentive plan for employees.
2. Figure reflects the period unrealized exchange rate impact on cash balances which is included in Net Income and which in certain prior period reports was reported under cash flow from financing.
3. Includes a €0.4 mm gain on variation in fair value of public warrants and a €0.5 mm expense related to the long term share based incentive plan.
4. Figure reflects both unrealized FX impact on working capital (assets and liabilities) and impact from inflation accounting (IAS 29) in Argentina.

16

Corporate presentation Table of Contents 17 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

- 15.2 - 5.6 - 23.8 - 50.3 (20) - (30) 2019 2020 2021 2022 2023E Adj. EBITDA (EUR mm) 63.0 71.3 83.2 122.9 140 - 150 2019 2020 2021 2022 2023E Net Gaming Revenue (EUR mm) 3. 2023 Net Gaming Revenue and Adj. EBITDA 2023 expected to be a pivotal year in our path to profitability with a c.50% reduction in EBITDA losses, paving the way to be com e EBITDA and cash flow positive for full year 2024. 18 2023 Outlook Outlook Historicals (1) 1. Figures exclude our .com business ( Greenplay ) sold to Vita Media Group on December 31, 2021. 2. Figure reflects growth rate versus €145 mm (midpoint of the € 140 - 150 mm Net Gaming Revenue outlook for 2023. 48% 18% (2)

Questions & Answers

Corporate presentation Table of Contents 20 1. Corporate Overview Page 6 2. Financial Results (Unaudited) Page 9 3. 2023 Outlook Page 18 4. Appendix Page 21

Appendix

4. Consolidated Net Gaming Revenue and Adj. EBITDA[1]

Net Gaming Revenue

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23
Spain	11.2	10.3	12.3	14.4	48.3	13.0	12.6	11.6	12.6	49.8	13.2	14.1	14.9	17.8	60.0	18.4
Mexico	4.5	3.1	5.6	7.0	20.2	6.4	6.4	7.1	7.9	27.9	10.0	11.9	12.9	16.3	51.1	17.6
Colombia	0.5	0.5	0.8	0.7	2.5	0.8	1.4	0.9	1.5	4.6	1.5	2.2	1.9	2.3	7.9	2.3
Other[2]	0.1	0.0	0.0	0.1	0.2	0.2	0.3	0.3	0.3	1.0	0.8	1.0	0.9	1.3	3.9	1.2
Total	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**

Adj. EBITDA

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23
Spain[3]	0.7	3.8	2.3	2.9	9.6	0.2	0.5	2.8	3.1	6.6	2.5	3.6	4.8	3.7	14.6	6.1
Mexico	-1.1	-1.0	-0.8	-1.6	-4.5	-1.8	-2.2	-3.5	-3.9	-11.4	-7.7	-4.1	-8.1	-8.3	-28.2	-2.0
Colombia	-0.3	-0.1	-0.3	-0.4	-1.1	-0.7	-0.8	-1.0	-1.2	-3.8	-1.7	-1.8	-1.3	-2.1	-6.9	0.4
Other[2]	0.1	-0.1	0.0	0.0	0.0	0.0	0.0	-0.5	-1.1	-1.6	-1.2	-1.9	-2.8	-1.7	-7.6	-1.1
B2C Adj. EBITDA	**-0.6**	**2.6**	**1.1**	**0.9**	**4.0**	**-2.3**	**-2.6**	**-2.2**	**-3.1**	**-10.2**	**-8.1**	**-4.2**	**-7.5**	**-8.4**	**-28.2**	**3.4**
Undistributed B2B / HQ Opex[4]	-2.5	-2.0	-2.4	-2.7	-9.6	-3.3	-3.3	-3.6	-3.5	-13.6	-5.1	-5.7	-5.2	-6.1	-22.1	-5.7
Adj. EBITDA[5]	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.2**	**-9.9**	**-12.7**	**-14.5**	**-50.3**	**-2.3**

1. Net Gaming Revenue, EBITDA and Adj. EBITDA for 2020 and 2021 exclude .com business (Greenplay), which was sold on December 31, 2021. Net Gaming Revenue, EBITDA and Adj. EBITDA are non-GAAP measures -- see page 25 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy which was sold on December 30, 2022.
3. Q4 and FY 2022 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; this annual fee is payable to the DGOJ in January (of the following year) in an amount equal to 0.75% on prior year total amounts wagered, and is included in Gaming Taxes.
4. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C business units.
5. Q1 2023 and FY 2022 figures exclude a €0.5 mm, and €3.4 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY 2022 figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. FY 2021 figures exclude €45.4 mm of non-recurring expenses incurred in Q4-2021 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). Since Q1 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

21

Appendix

4. Consolidated Income Statement(1)

Consolidated Income Statement

Figures in EUR mm

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23
Net Gaming Revenue	**16.3**	**13.9**	**18.9**	**22.3**	**71.3**	**20.5**	**20.7**	**19.8**	**22.2**	**83.2**	**25.5**	**29.2**	**30.6**	**37.7**	**122.9**	**39.5**
Marketing(2)	-9.6	-5.8	-9.7	-12.0	-37.1	-13.4	-14.2	-12.0	-14.8	-54.4	-22.1	-19.3	-24.3	-31.2	-96.9	-19.8
Platform & Content(3)	-5.0	-3.7	-5.4	-5.9	-19.9	-6.6	-6.6	-7.4	-7.2	-27.8	-8.6	-9.2	-9.1	-9.3	-36.2	-10.7
Gaming Taxes(4)	-2.5	-2.0	-2.8	-3.5	-10.9	-3.3	-3.2	-3.2	-3.4	-13.1	-3.9	-4.8	-5.1	-6.7	-20.5	-6.4
Personnel	-1.7	-1.6	-1.6	-1.7	-6.6	-1.9	-1.9	-2.0	-2.4	-8.1	-2.7	-2.9	-3.1	-3.5	-12.2	-3.8
Other	-0.6	-0.3	-0.6	-0.9	-2.4	-1.0	-0.7	-0.9	-1.0	-3.6	-1.4	-2.8	-1.7	-1.5	-7.4	-1.1
Adj. EBITDA(5)	**-3.1**	**0.5**	**-1.3**	**-1.7**	**-5.6**	**-5.6**	**-5.8**	**-5.8**	**-6.5**	**-23.8**	**-13.2**	**-9.9**	**-12.7**	**-14.5**	**-50.3**	**-2.3**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q1-20	Q2-20	Q3-20	Q4-20	FY-20	Q1-21	Q2-21	Q3-21	Q4-21	FY-21	Q1-22	Q2-22	Q3-22	Q4-22	FY-22	Q1-23
Net Gaming Revenue	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Marketing(2)	-59.0%	-41.6%	-51.6%	-54.0%	-52.1%	-65.6%	-68.5%	-60.7%	-66.6%	-65.4%	-86.5%	-66.2%	-79.5%	-82.9%	-78.8%	-50.3%
Platform & Content(3)	-30.5%	-26.7%	-28.4%	-26.4%	-27.9%	-32.1%	-31.9%	-37.4%	-32.5%	-33.4%	-33.8%	-31.6%	-29.6%	-24.7%	-29.5%	-27.1%
Gaming Taxes(4)	-15.3%	-14.7%	-15.0%	-15.8%	-15.3%	-15.9%	-15.5%	-16.4%	-15.2%	-15.7%	-15.4%	-16.6%	-16.5%	-17.7%	-16.7%	-16.3%
Personnel	-10.3%	-11.3%	-8.7%	-7.5%	-9.2%	-9.2%	-9.1%	-10.1%	-10.6%	-9.8%	-10.5%	-9.8%	-10.2%	-9.4%	-9.9%	-9.5%
Other	-3.8%	-2.1%	-3.3%	-4.0%	-3.4%	-4.7%	-3.2%	-4.7%	-4.5%	-4.3%	-5.5%	-9.7%	-5.6%	-4.0%	-6.0%	-2.7%
Adj. EBITDA(5)	**-18.8%**	**3.6%**	**-7.0%**	**-7.8%**	**-7.9%**	**-27.5%**	**-28.3%**	**-29.3%**	**-29.4%**	**-28.6%**	**-51.8%**	**-33.9%**	**-41.5%**	**-38.5%**	**-40.9%**	**-5.9%**

1. 2020 and 2021 figures exclude .com business (Greenplay), which was sold on December 31, 2021.
2. Includes all direct marketing, indirect marketing and affiliate fees (see page 26 for definitions of these items).
3. Includes payment service provider fees and sports streaming / data feeds.
4. Q4 and FY 2022 figure excludes a €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; this annual fee is payable to the DGOJ in January (of the following year) in an amount equal to 0.75% on prior year total amounts wagered, and is included in Gaming Taxes.
5. Q1 2023 and FY 2022 figures exclude a €0.5 mm and €3.4 mm, respectively, non-cash provision related to the long term incentive plan for employees. FY 2022 figures also exclude the €0.7 mm cash impact from the cyber-related fraud incident. FY 2021 figures exclude €45.4 mm of non-recurring expenses incurred in Q4-2021 (€35.8 mm impact from IFRS 2 and €9.6 mm of business combination transaction expenses). Since Q1 23, Adj. EBITDA excludes the impact of inflation accounting (IAS 29) in Argentina.

22

Appendix

4. Regulatory Overview

	Regulator	Regulation / Launch Date[1]	# Licensed Operators[2]	Codere Online Launch Date	Codere Online License Expiry	Retail Requirements[3]	Effective Gaming Tax (% NGR 2021)
Latin America							
Mexico	Secretaria de Gobernacion (SEGOB)	2014 / 2016	18+	2016	May 2027 (LIFO License)	Yes	22%
Colombia	Coljuegos	2016 / 2017	17	2018	November 2025	No	19%
City of BA	Lotería de Buenos Aires (LOTBA)	2020 / 2021	10	2021	December 2026	No	15.4% (Statutory)[7]
Province of BA	Instituto Provincial de Loteria y Casinos (IPLYC)	2019 / 2021	7	2023E[4]	N.A.	No[5]	23.5% (Statutory)[8]
Province of Mendoza	Instituto Provincial de Juegos y Casinos (IPJC)	2022 / TBD	2-5	2023E	2033	No[6]	20.8% (Statutory)[9]
Panama	Junta de Control de Juego (JCJ)	Sports: 2002 / 2016 Casino: 2020 / 2020	3+	2017 (Sports Betting) 2022 (Casino)	December 2041	No	16%
Europe							
Spain	Dirección General de Ordenación del Juego (DGOJ)	2012 / 2012	78	2012	May 2032 (Extended in May 2022)	No	12%

1) Regulation for online sports betting and casino unless indicated otherwise.
2) As per the latest available public information and / or Codere Online estimates.
3) Retail license or operation required to operate online.
4) We expect to begin operations in 2023 subject to obtaining a license.
5) Partnership with a local operator required for international operators.
6) Retail presence not required but contributed additional points in the tender process.
7) Figure includes 10% gaming tax (% of NGR) and 6% gross revenue tax (% of NGR less gaming taxes).
8) Figure includes 10% gaming tax (% of NGR) and 15% gross revenue tax (% of NGR less gaming taxes).
9) Figure reflects expected tax structure including 10% gaming tax (% of NGR) and 12% gross revenue tax (% of NGR less gaming taxes).

23

4. Market Overview - Online B2C ( LatAm ) 24 Appendix (1) Figures reflect onshore (excl. lotteries) G GR as per H2GC. (2) Figures reflect estimated market size based on linear interpolation for all countries except for Mexico, Colombia, Panama and Rest of LatAm which are as per H2GC. (3) Figures reflect Codere Online estimates for all countries except Mexico, Colombia, Panama and Rest of Latam which reflect 2027 estimates based on H2GC 2026 projections as of April 2022. Codere Online’s Core Markets (Mexico, Colombia, Argentina and Panama) today represent over 80% of the LatAm market but will only represent approximately 55% by 2024 and 45% of the overall TAM (2027), with the potential regulation of gaming in Brazil, which alone is expected to represent more than one - third of the TAM in LatAm . 4Y CAGR Country TAM (€mm) (3) % Total % Total % Total 2021E (€mm) (1) 2024E (€mm) (2) Brazil Mexico Colombia Argentina Chile Peru Puerto Rico Panama Uruguay NM 1,582 1% 35% 29% 6 791 17% 1,002 49% 22% 26% 447 710 20% 601 29% 13% 17% 266 463 NM 422 3% 9% 8% 24 211 NM 288 1% 6% 5% 7 144 NM 189 0% 4% 3% 0 94 NM 115 1% 3% 2% 6 57 55% 109 2% 2% 2% 22 83 NM 53 0% 1% 1% 0 26 45% Total 4,554 100% 100% 100% 904 2,749 Rest of LatAm 10% 194 14% 4% 6% 126 94

Appendix

4. Net Gaming Revenue and Adj. EBITDA Reconciliation

Figures in EUR mm

GAAP	2020	2021	2022	Q1-23
Accounting Revenue[1]	**70.5**	**80.3**	**115.7**	**37.6**
(-) Greenplay[2]	-1.2	-0.4	0.0	0.0
(+) Accounting Adjustments[3]	2.0	3.3	7.2	1.9
Net Gaming Revenue	**71.3**	**83.2**	**122.9**	**39.5**
Net Income (Loss)	**-16.3**	**-68.0**	**-45.9**	**-1.3**
(+/-) Provision for Corporate Income Tax	1.5	1.0	2.5	0.9
(+/-) Interest Expense / (Income)[4]	0.5	-4.0	-8.2	-2.4
(+/-) Var. In Fair Value of Public Warrants[5]	0.0	0.0	-4.2	-0.4
(+) D&A	0.9	0.7	0.6	0.0
EBITDA	**-13.4**	**-70.3**	**-55.3**	**-3.1**
(+) Employee LTIP Expense	0.0	0.0	3.4	0.5
(+/-) Other Accounting Adjustments[6]	7.8	1.1	0.0	0.2
Adj. EBITDA (Pre Non-Recurring Items)	**-5.6**	**-69.2**	**-51.8**	**-2.3**
(+) Business Combination Transaction Expenses[7]	0.0	9.6	0.0	0.0
(+) IFRS 2 Impact[8]	0.0	35.8	0.0	0.0
(+) Other Non-Recurring Items[9]	0.0	0.0	1.5	0.0
Adj. EBITDA	**-5.6**	**-23.8**	**-50.3**	**-2.3**

1. 2021 figure differs from that included in our Q4 2021 earnings presentation where we excluded Greenplay's Accounting Revenue (see footnote 2).
2. Reflects Accounting Revenue from our former .com business, which we sold on December 31, 2021 and have excluded for comparability purposes. 2020 and 2021 figures differ from those included in our Q4 2021 earnings presentation as those reflected Greenplay's Net Gaming Revenue.
3. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
4. Figures include losses / (gains) from exchange rate variations and impact from the application of IAS 29 (Financial Reporting in Hyperinflationary Economies) in Argentina.
5. Figure differ from our Annual Reports on form 20-F where variations in fair value of public warrants are included in EBITDA while in our management reporting they are included as interest income (i.e. no impact on EBITDA).
6. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies). Since Q1 23, figure reflects the impact of inflation accounting (IAS 29) in Argentina which we exclude from our Adj. EBITDA.
7. Reflects Codere Online fees and related expenses in connection with the merger with DD3 Acquisition Corp. II. 2021 figure differs from that included in our Q4 2021 earnings presentation as a portion of the business combination transaction costs that were supported by Codere Online's majority owner (Codere NewCo, S.A.) was ultimately accounted for as a capital increase thereby increasing the expense related to transaction costs (i.e. impact to income statement) in the applicable accounting period.
8. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).
9. Reflects the €0.7 mm cash impact from the cyber-related fraud incident and the €0.8 mm non-cash provision related to the 2021 regulatory fee (i.e. canon) paid to the Spanish regulator (DGOJ) in January 2022 that was incorrectly accounted for in 2022 instead of 2021; this annual fee is payable to the DGOJ in January (of the following year) in an amount equal to 0.75% on prior year total amounts wagered, and is included in Gaming Taxes.

25

4. Defined Terms 26 Appendix Avg. Monthly Actives : Average number of sports betting and casino customers who placed a real money bet (i.e. excludes free bets) in a given month . Avg. Monthly Spend per Active: Avg. Monthly Net Gaming Revenue (NGR) during a given period divided by Avg. Monthly Actives during the period. Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires and Spain). Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i ) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience but with hi gh frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i ) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness. • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omnichannel strategy). Expansion Markets: Currently regulated and unregulated markets in which Codere Online does not have an existing presence (Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excluding City of Buenos Aires). First Time Deposits (FTD): New players who make a deposit for the first time during a given period. Gross Gaming Revenue (GGR): Gross value of wagers less player winnings. Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acq uis ition. Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. Omnichannel Players: Existing Codere Group registered retail customers who are then converted to online. Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

For additional information, please contact: Codere Online Investor Relations ir@codereonline.com +34 91 354 28 00 codereonline.com